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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D. C. 20549

                                    FORM 25

                  NOTIFICATION OF REMOVAL FROM LISTING AND/OR
                    REGISTRATION UNDER SECTION 12(b) OF THE
                        SECURITIES EXCHANGE ACT OF 1934.


                                        Commission File Number      1-12387
                                                              ------------------


     Tenneco Inc. -- NYSE ARCA, Inc. (formerly the Pacific Stock Exchange)
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               (Exact name of Issuer as specified in its charter,
        and name of Exchange where security is listed and/or registered)

            500 N. Field Drive, Lake Forest, IL 60045 (847-482-5000)
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    (Address, including zip code, and telephone number, including area code, of Issuer's principal executive offices)

                     Common Stock, $.01 par value per share
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                      (Description of class of securities)


Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

[ ] 17 CFR 240.12d2-2(a)(1)

[ ] 17 CFR 240.12d2-2(a)(2)

[ ] 17 CFR 240.12d2-2(a)(3)

[ ] 17 CFR 240.12d2-2(a)(4)


[ ] Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)


[X] Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.


Pursuant to the requirements of the Securities Exchange Act of 1934, Tenneco Inc. (Name of Issuer or Exchange) certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.


                                                  Office of the Chief Executive,
                                                  Executive Vice President and
December 26, 2006   By /s/ Timothy R. Donovan     General Counsel
-----------------      ----------------------     ------------------------------
       Date                     Name                          Title


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(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.